NO ACT

DC
5-29-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 [redacted]

09011652 [redacted]

Response of the Division of Corporation Finance
and the Division of Investment Management [redacted]

09011636

09011653

May 29, 2009

Received SEC
MAY 29 2009
Washington, DC 20549

John R. Utzschneider, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

Act: 1934
Section: 13(g)
Rule:
Public Availability: 5/29/2009

Re: **Morgan Stanley Smith Barney LLC**
Morgan Stanley
Citigroup Inc.

Dear Mr. Utzschneider:

We are responding to your letter dated May 29, 2009 to the Division of Corporation Finance and the Division of Investment Management with regard to your request for temporary no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts presented in your letter. Capitalized terms in this letter have the same meaning as in your letter.

You have asked the Division of Corporation Finance for no-action relief during the applicable Relief Period for each of the Morgan Stanley Parties, the Citigroup Parties and MSSB with respect to the reporting requirements under Sections 13(d), 13(g) and 16(a) of the Exchange Act. Based on the facts and representations in your letter, but without necessarily concurring in your analysis, the Division, on behalf of the Office of Chief Counsel and the Office of Mergers and Acquisitions, will not recommend enforcement action to the Commission with respect to Section 13(d), Section 13(g) and Section 16(a) reporting if, from Legal Day One through the applicable Relief Period:

- The Morgan Stanley Parties aggregate and report the securities they beneficially own outside MSSB with the securities that they would be deemed to beneficially own within the MS Channel (with footnote disclosure reporting the portion of the holdings attributable to MSSB), and exclude from their reports the securities that they would be deemed to beneficially own within the SB Channel;

- The Citigroup Parties aggregate and report the securities they beneficially own outside MSSB with the securities that they would be deemed to beneficially own within the SB Channel (with footnote disclosure reporting the portion of securities that they would be deemed to beneficially own within the MS Channel; and

- MSSB does not separately report the securities that it beneficially owns.

In reaching these positions, we note particularly: your representations regarding the monitoring and reporting challenges presented by the current information technology systems of the MS Channel and of the SB Channel, the scope and scale of the task of integrating these systems, and the time needed to complete the integration; your representation that Morgan Stanley, Citigroup and MSSB will maintain information barriers to protect their respective customers' trading information; and your representation that the MS Channel and the SB Channel have their own separate processes for making investment and voting decisions, which will remain in place through the applicable Relief Periods. These factors minimize concerns regarding the sharing of information and coordinated investment and voting decisions between the MS Channel and the SB Channel.

You have asked the Division of Investment Management for temporary no-action relief with respect to the reporting requirements under Section 13(f) of the Exchange Act and under Exchange Act Rule 10a-3T. Based on the facts and representations in your letter, but without necessarily concurring with your analysis, the Division of Investment Management will not recommend enforcement action to the Commission under Section 13(f) of the Exchange Act and Rule 10a-3T under the Exchange Act against the Morgan Stanley Parties, the Citigroup Parties or MSSB if each of the Morgan Stanley Parties, the Citigroup Parties and MSSB submit Form 13F reports and Form SH reports, respectively, in the manner set forth in your May 29, 2009 letter.

We have considered your request for confidential treatment of your letter and our response. We have determined that the request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until the earlier of (1) the Closing Date and (2) 120 days after the date of our response.

The foregoing no-action relief is based on the representations made to the Divisions in your letter. Any different facts or conditions might require the Divisions to reach different conclusions.[1] This response expresses the Divisions' positions on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Thomas J. Kim
Chief Counsel and Associate Director
Division of Corporation Finance

Elizabeth G. Osterman
Associate Director
Division of Investment Management

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1 The relief granted in this letter relates only to the Morgan Stanley Parties, the Citigroup Parties and MSSB.

BINGHAM

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. 200.81

John R. Utzschneider
Direct Phone: 617.951.8852
Direct Fax: 617.951.8736
john.utzschneider@bingham.com

May 29, 2009

Division of Corporation Finance
Office of the Chief Counsel and Office of Mergers and Acquisitions
Division of Investment Management
Office of the Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Morgan Stanley Smith Barney - Request for No-Action Position - Section 13 and Section 16 and Rule 10a-3T

Ladies and Gentlemen:

This letter contains certain requests for temporary relief on behalf of Morgan Stanley Smith Barney LLC ("MSSB")[1] and its two ultimate parents, Morgan Stanley ("Morgan Stanley" and, together with its affiliates other than Holdings (as defined below), MSSB, and other direct and indirect subsidiaries of Holdings, the "Morgan Stanley Parties") and Citigroup Inc. ("Citigroup" and, together with its affiliates other than Holdings, MSSB, and other direct and indirect subsidiaries of Holdings, the "Citigroup Parties"). Specifically, the purpose of this letter is to request that the Staff (the "Staff") of the Division of Corporation Finance and the Division of Investment Management of the Securities and Exchange Commission (the "Commission" or the "SEC") confirm that they would not recommend to the Commission that it take enforcement action against MSSB, the Morgan Stanley Parties or the Citigroup Parties under Section 13 and Section 16 of the Securities Exchange Act of 1934 (the "Exchange

[1] As discussed further below, the businesses being contributed to the joint ventures will include certain non-U.S. affiliates which will be separate subsidiaries of Holdings (as defined below). For purposes of this discussion, "MSSB" will include Holdings and such affiliates notwithstanding the fact that such affiliates technically will be separate subsidiaries of Holdings.

Boston
Hartford
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Santa Monica
Silicon Valley
Tokyo
Walnut Creek
Washington

Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

T 617.951.8000
F 617.951.8736
bingham.com

Act") and Rule 10a-3T thereunder, if MSSB, the Morgan Stanley Parties and the Citigroup Parties temporarily report positions on the basis described below.

To provide you with necessary background, Part I of this letter provides a summary of the parties' respective reporting obligations and the relief requested. Part II provides an overview of the formation and structure of MSSB. Part III provides a discussion of the management and structure of MSSB expected to be in place on the closing of the transaction. Part IV provides a temporary proposal for monitoring and reporting under Sections 13 and 16 and on Form SH, assuming the requested relief from the Staff is granted, and summarizes the intentions for such monitoring and reporting after the period for requested relief has passed. Part V provides a rationale for the requested relief.

I. Overview of Required Reporting and Requested Relief

A. *Required Reporting As of Legal Day One Absent Relief*

As discussed more fully in this letter, Morgan Stanley and Citigroup will initially indirectly own 51% and 49%, respectively, of MSSB and each will have certain board representation and other rights. As a result, each of Morgan Stanley and Citigroup believes that, under Section 13 and Section 16, as of Legal Day One (as defined below) and absent relief it would be required to either aggregate securities beneficially owned by it with securities beneficially owned by all of MSSB, or to implement appropriate information barriers to allow it to disaggregate from MSSB for these purposes (in accordance with the SEC's disaggregation guidance in its Release No. 34-39538 (January 12, 1998), including the use of information barriers (the "Disaggregation Guidance")). Absent relief, on Legal Day One, MSSB would be required to separately report the securities it beneficially owns.[2] Also on Legal Day One, absent relief, either (i) each of Morgan Stanley, Citigroup[3] and MSSB would be required to report on Forms 13F and SH

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[2] We note that in many instances where MSSB may have a reporting requirement, it may report jointly with one or more of its parents.

[3] Each of Morgan Stanley and Citigroup currently files one Form 13F and one Form SH report for all of its affiliated entities.

positions with respect to securities over which it, respectively, has investment discretion or in which it has a reportable short position or engages in a reportable short transaction, or (ii) Morgan Stanley would be required to aggregate and report securities over which it has investment discretion or in which it has a reportable short position or engages in a reportable short transaction with all securities over which MSSB has investment discretion or in which it has a reportable short position or engages in a reportable short transaction, and Citigroup would report separately only the securities over which it has investment discretion or in which it has a reportable short position or engages in a reportable short transaction.

B. *Requested Relief - Legal Day One Through the Applicable Relief Period (as defined below)*

The parties request relief such that, with respect to the Morgan Stanley Parties and the Citigroup Parties, until the earlier of (1) the date on which Morgan Stanley or Citigroup, as the case may be, can disaggregate its position monitoring or reporting from, or aggregate its position monitoring and reporting with, MSSB, in each case consistent with the reporting method described in Part I.C. below, or (2) September 30, 2009; and, with respect to MSSB, until the earlier of (1) the date on which each of Morgan Stanley and Citigroup can disaggregate its position monitoring and reporting from MSSB, or (2) September 30, 2009 (in each case such period is referred to as the applicable "Relief Period" for such party), for purposes of Section 13 and Section 16 reporting:

- The Morgan Stanley Parties will aggregate and report the securities they beneficially own outside MSSB with the securities that they would be deemed to beneficially own within the MS Channel (as defined below), and may exclude the securities that they would be deemed to beneficially own within the SB Channel (as defined below);
- The Citigroup Parties will aggregate and report the securities they beneficially own outside MSSB with the securities that they would be deemed to beneficially own within the SB Channel, and may exclude the securities that they would be deemed to beneficially own within the MS Channel; and
- MSSB will not separately report securities beneficially owned by it.

The parties also request relief under which, until the end of the applicable Relief Period, for purposes of Forms 13F and SH:

- The Morgan Stanley Parties will include the securities over which they have investment discretion or in which they have a reportable short position or engage in a reportable short sale with the securities over which the MS Channel has investment discretion or in which it has a reportable short position or engages in a reportable short sale, and may exclude the securities over which the SB

Channel has investment discretion or in which it has a reportable short position or engages in a reportable short sale;

- The Citigroup Parties will include the securities over which they have investment discretion or in which they have a reportable short position or engage in a reportable short sale with the securities over which the SB Channel has investment discretion or in which it has a reportable short position or engages in a reportable short sale, and may exclude the securities over which the MS Channel has investment discretion or in which it has a reportable short position or engages in a reportable short sale; and
- MSSB will make notice filings to indicate that securities over which it has investment discretion or in which it has a reportable short position or engages in a reportable short sale are included in reports by the Morgan Stanley Parties and the Citigroup Parties.

During the Citigroup Parties' Relief Period, the securities held by the SB Channel will be reported by the Citigroup Parties. During such Relief Period, the Citigroup Parties will include a legend on their Form 13F reports and Form SH reports to indicate that such reports include securities held by the SB Channel. During the Citigroup Parties' Post-Relief Period (as defined below), the Citigroup Parties will not report for either the SB Channel or MSSB.

During the Morgan Stanley Parties' Relief Period, the securities held by the MS Channel will be reported by the Morgan Stanley Parties. During such Relief Period, the Morgan Stanley Parties will include a legend on their Form 13F reports and Form SH reports to indicate that such reports include securities held by the MS Channel.

During the Morgan Stanley Parties' Post-Relief Period, the securities held by MSSB may be reported by the Morgan Stanley Parties in which case the Morgan Stanley Parties will include a legend on their Form 13F reports and Form SH reports to indicate that such reports include securities held by MSSB. Under such circumstances, MSSB will submit notice reports to state that MSSB's reportable securities are included on the Morgan Stanley Parties' Form 13F reports and Form SH reports, as applicable. Alternatively, during the Morgan Stanley Parties' Post-Relief Period, the securities held by MSSB may be reported by MSSB.

Therefore, no later than October 1, 2009: (1) the Citigroup Parties will not report on either Form 13F or Form SH any securities over which MSSB has investment discretion; and (2) either the Morgan Stanley Parties or MSSB will report on Form 13F and Form SH all securities over which MSSB has investment discretion.[4] It is anticipated that MSSB will be included as an other included manager on the Morgan Stanley Parties' Form 13F holdings reports and Form SH entries reports (and MSSB will continue to make notice filings with respect to both Form 13F and Form SH) at some point during calendar year 2010.

C. *Following the Relief Periods*

Following the applicable party's Relief Period (with such period as it refers to the applicable party referred to as the "Post-Relief Period"), for purposes of Section 13 and Section 16 reporting:

- The Morgan Stanley Parties will either (1) aggregate the securities they beneficially own outside MSSB with all securities beneficially owned by MSSB, or (2) implement appropriate information barriers to allow them to disaggregate from MSSB for these purposes in accordance with the Disaggregation Guidance[5];
- The Citigroup Parties will implement appropriate information barriers to allow them to disaggregate from MSSB in accordance with the Disaggregation Guidance and, accordingly, will report only those securities they beneficially own outside MSSB; and
- Where required, MSSB will separately report the securities it beneficially owns either in a stand-alone filing or a joint filing with the Morgan Stanley Parties pursuant to Rule 13d-1(k) or 16a-3(j), as applicable.

With respect to Forms 13F and SH, either:

- The Morgan Stanley Parties, the Citigroup Parties and MSSB will separately report the securities over which they, respectively, have investment discretion or has a reportable short position or engage in a reportable short sale; or

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[4] The parties recognize that Form SH was adopted pursuant to a temporary rule set to expire on August 1, 2009 and expect to follow a similar approach with respect to any successor rule and/or form.

[5] Morgan Stanley currently expects to disaggregate from MSSB but the timing for such disaggregation is uncertain.

- The Morgan Stanley Parties will include in their reports the securities over which they have investment discretion or in which they have a reportable short position or engage in a reportable short sale and all securities over which MSSB has investment discretion or in which it has a reportable short position or engages in a reportable short sale (and will include a legend on the front page of such report to indicate that information regarding MSSB is included within), and the Citigroup Parties will report separately only the securities over which they have investment discretion or in which they have a reportable short position or engage in a reportable short sale.
- In the case of the second of the two options above, MSSB will make notice filings to indicate that securities over which it has investment discretion or in which it has a reportable short position or engages in a reportable short sale are included in reports by the Morgan Stanley Parties.

During the parties' applicable Relief Periods and Post-Relief Periods, the securities held by the SB Channel and the MS Channel will at all times be subject to a reporting obligation by at least one of the Morgan Stanley Parties, the Citigroup Parties and MSSB.

II. Description of MSSB and the Transaction Creating MSSB

MSSB is a Delaware limited liability company formed on February 2, 2009. All membership interests in MSSB are owned by Morgan Stanley Smith Barney Holdings LLC, a Delaware limited liability company ("Holdings").

Holdings and MSSB were formed pursuant to a Joint Venture Contribution and Formation Agreement dated as of January 13, 2009 (the "Contribution Agreement") by and between Citigroup and Morgan Stanley. Pursuant to the Contribution Agreement and subject to the completion of a definitive limited liability company agreement to be entered into at the closing, Citigroup and Morgan Stanley have agreed to contribute certain assets and businesses to MSSB (the "Contributed Businesses"). With certain exceptions, the Citigroup Contributed Businesses (the "SB Channel") include Citigroup's retail brokerage and futures business operating under the name "Smith Barney" in the United States and Australia and under the name "Quilter" in the United Kingdom, Ireland and the Channel Islands. With certain exceptions, the Morgan Stanley Contributed Businesses (the "MS Channel" and, collectively with the SB Channel, the "Channels") include Morgan Stanley's Global Wealth Management business and its private wealth management business on a worldwide basis. In the United States, the Citigroup Contributed Businesses are conducted principally within Citigroup Global Markets, Inc. ("CGMI"), a Citigroup subsidiary, and the Morgan Stanley Contributed Businesses are conducted within Morgan Stanley & Co. Incorporated ("MS"), a Morgan Stanley subsidiary. The primary business of MSSB will be retail brokerage and private wealth management. Although MSSB, through the MS Channel (as defined in the paragraph above), will engage in a limited amount of Section 13 eligible principal trading, such trading is expected to be mostly[6] for the purpose of facilitating customers and is expected to represent a relatively small portion of its overall activities. The institutional businesses of MS and CGMI, such as underwriting, advising on mergers and acquisitions, and institutional and proprietary trading and underwriting, will remain in MS and CGMI and are not being contributed to MSSB.

It is the intention of Citigroup and Morgan Stanley that, following the closing of the transaction, the Contributed Businesses currently conducted by CGMI and MS in the United States will be conducted by MSSB, in substantially the same fashion, with certain limited modifications. The closing of the transaction is expected to occur as of May 31, 2009 (the "Closing Date") and June 1, 2009 is the target first day of MSSB operations ("Legal Day One"). MSSB's business will be carried out by approximately 20,000 financial advisors in the United States whose registrations will be transferred to MSSB. For Legal Day One, due to the size and complexity of the combined entity, MSSB intends to make as few changes as possible to legacy organizational, operational and supervisory structures as they currently exist in CGMI and MS. Most significantly, for a certain period of time, the U.S. customers of the SB Channel will continue to have their transactions cleared through, and have their customer accounts custodied and carried by, CGMI and U.S. customers of the MS Channel will continue to have their transactions cleared through, and have their customer accounts custodied and carried by, MS. As part of this clearing function, the services to be provided by MS and CGMI will include clearing and settling securities transactions; providing trade confirmations and customer statements; and performing certain cashiering functions, custody services, and related services. A number of functions, including regulatory compliance and supervisory areas, will be coordinated and aligned, and others will be centralized pursuant to "umbrella" programs and policies that will overlay the legacy programs and polices of the two Channels. Over time, and following the parties' applicable Relief Periods, it is expected that the two Channels will be integrated into one operation and that ultimately, MSSB will become fully self-clearing and custody and carry its own customer accounts.

At the close of the transaction, through various subsidiaries, Morgan Stanley will own 51% of Holdings and Citigroup will own 49% of Holdings. As noted above, the Contributed Businesses will include certain additional non-U.S. affiliates of Morgan

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[6] The MS Channel employs a full time fixed income ("FI") trading business (collectively, the "Desk"). This Desk maintains proprietary inventory for client trade facilitation and for proprietary trading purposes.

Stanley and Citigroup, all of whose holdings in SEC-registered securities will need to be taken into account for monitoring and reporting purposes.

Holdings will be managed by a board of directors consisting of four Morgan Stanley designees, two Citigroup designees and the senior-most operating executive of Holdings, subject to certain requirements. Board decisions will be made or delegated to Holdings' management by majority vote, provided that each of Morgan Stanley and Citigroup will have veto rights with respect to certain matters.

Morgan Stanley will be provided with certain call rights exercisable following the third, fourth and fifth anniversaries of the closing or upon a change in control of Citigroup, which ultimately may give Morgan Stanley full control of Holdings. Citigroup will be provided certain put rights exercisable upon a change in control of Morgan Stanley, or, under certain circumstances, following the sixth anniversary of the closing. Both Morgan Stanley and Citigroup will be subject to certain restrictions on transfers of interests in Holdings and on operating, acquiring or holding entities that engage in certain restricted businesses. Each will have customary registration rights from the earlier of an IPO and the sixth anniversary of closing.

Prior to and following the closing, MSSB will work to integrate the information technology ("IT") systems for both Channels. Due to the massive scale of the joint venture, however, creating an integrated IT system from the CGMI and MS legacy IT systems will require extensive changes to multiple systems covering a range of business uses and multiple client communications, and for some time there will be both product data and system dissonance.

III. Management and Structure of MSSB

A. *Management of MSSB as of Legal Day One*

As of Legal Day One, the MSSB executive management team is expected to be in place. Most members of the MSSB executive management team will be employed full time by, and will provide all of their professional services to, MSSB. However, in some instances, certain members of the team will have additional responsibilities at their respective legacy employers, at least through the transition period. James Gorman, the Chairman and CEO of MSSB, will continue to be an executive of Morgan Stanley.

Likewise, certain other members of MSSB management will retain responsibilities at Morgan Stanley in administrative functions including operations, IT, human resources and legal. However, it is not currently anticipated that any of these people will be involved in directing, effecting or recommending transactions in securities or voting securities on behalf of MSSB or its customers. There will be other MSSB people who may have ongoing responsibilities at Morgan Stanley and/or who will be involved in directing the voting and investment of securities at MSSB. However, in light of the protections to be implemented *(See Information Barriers* below), MSSB and Morgan Stanley will not share information about their respective customers' trading or their proprietary trading (except as necessary to indicate the existence of inventory or to facilitate an MSSB trade). In addition, in order to satisfy various Financial Industry Regulatory Authority requirements regarding review of research distributed and marketing materials created by MSSB, there may be a limited number of employees of the Citigroup and Morgan Stanley affiliated broker-dealers who will be dually-registered with MSSB for a certain period. Despite the overlapping responsibilities of these individuals, during the parties' applicable Relief Periods, based on (i) the separate nature of the two Channels, (ii) the two Channels' independent processes for making voting and investment decisions (as described further below) and (iii) certain protections that Morgan Stanley and Citigroup will implement (as described further below), voting and investment decisions in the two Channels will be consistent with the proposal for monitoring and reporting during the parties' applicable Relief Periods.

B. *Integration Efforts to Date - IT, Management and Other*

As discussed further herein, the integration of the IT systems is a very extensive and difficult undertaking that will take months to complete. Likewise, integrating the two Channels' employees, facilities and other systems will be challenging. Physical space will be integrated after Legal Day One only as leases expire and the business rationale favors combining facilities. Systems other than the IT systems will be integrated only as necessary to appropriately account for MSSB's operations. Executive management of MSSB will share space in Westchester County, New York as of Legal Day One. However, generally, employees will continue to work in the offices in which they currently work, and on the systems on which they currently work. The integration process will be gradual and will take 12-24 months to complete. With few exceptions, until the end of the Relief Periods for both parties, the two Channels will continue to operate independently.

C. *Voting and Investment Decisions for MSSB During the Relief Periods*

Voting and Investment Discretion within the MS Channel

Within the MS Channel, the methodology for voting and investment decisions is as follows:

- *For customer accounts over which the MS Channel has discretionary authority*: MS Channel representatives make independent investment decisions for customer accounts over which they have been granted discretionary authority by the customer. These decisions are made independently by the representatives themselves and are not coordinated among the representatives. MS Channel representatives do not make voting decisions with respect to discretionary customer accounts. Rather, the MS Channel transfers discretionary voting authority to third-party proxy advisory firms (e.g.,RiskMetrics) which vote the securities based on their own voting recommendations. In rare instances an MS Channel voting committee may override the proxy advisory firm voting recommendation or make the voting decision when the proxy advisory firm has no recommendation. This same process applies to non-discretionary customer accounts where the customer requests that the MS Channel, as a client service matter, vote proxies on behalf of the customer.

- *For MS Channel third-party managed account programs*: The MS Channel is not granted discretionary authority over third-party managed accounts, either with respect to investment decisions or voting. Rather, MS Channel customers grant voting and investment discretion to the third-party manager of the account. Accordingly, the third-party manager makes voting and investment decisions for the customers in these managed accounts.

Voting and Investment Discretion within the SB Channel

Within the SB Channel, the methodology for voting and investment decisions is similar:

- *For customer accounts over which the SB Channel has discretionary authority:* The SB Channel has personnel who develop sector allocation targets, which are then shared with individual financial advisors or are incorporated into investment advisory accounts. For most discretionary accounts, the financial advisors make investment decisions guided by the recommendations of Citigroup research. For investment advisory programs which include asset allocation features, the financial advisors assist clients in choosing an asset allocation model which is comprised of mutual funds, exchange-traded funds ("ETFs") or separately managed accounts, managed by a third party manager. In some cases, the financial advisors may choose such mutual funds, ETFs or separately managed accounts. The SB Channel generally makes voting decisions for customers according to the recommendations of third-party proxy advisory firms (e.g., RiskMetrics). In a relatively small number of cases where such firms have conflicts or otherwise are unable to provide recommendations, voting decisions are made by a committee of employees of the SB Channel.

- *For Smith Barney third-party managed account programs:* The SB Channel delegates the discretionary authority that it is granted by the customers to third-party managers, who make voting and investment decisions for the customers in these managed accounts.

As is evident, the two Channels have their own separate processes for making voting and investment decisions and, where their own representatives are actually exercising discretionary authority, these decisions are based on independent factors. These processes will generally stay in place through the parties' applicable Relief Periods and, combined with the other facts set forth in this letter, minimize concerns regarding the sharing of information and coordinated investment and voting decisions. While employees of each Channel at the senior levels may interact from time to time, investment and voting decisions are not made and would not be coordinated at this level.

D. *Information Barriers*

Commencing at Legal Day One, MSSB, Morgan Stanley and Citigroup will maintain information barriers to protect their respective customers' trading information. Morgan Stanley and Citigroup will not share information about their customers' trading with MSSB, nor will they share with MSSB information about their proprietary trading (except as necessary to indicate the existence of inventory or to facilitate an MSSB trade). MSSB will not share information with Morgan Stanley or Citigroup about its trading, except as necessary to execute a trade through MS or CGMI. Morgan Stanley and Citigroup will not share information about their pending investment banking or mergers and acquisitions transactions with MSSB, except to the extent MSSB is participating with one or both firms in a distribution of securities, or as necessary to enforce statutory trading restrictions (such as the U.S. tender offer rules). Although MSSB will not maintain formal information barriers between the MS Channel and the SB Channel, we note that during the parties' applicable Relief Periods, registered representatives in the SB Channel will not have computer systems access to customer positions and trading information in the MS Channel, and registered representatives in the MS Channel will not have computer systems access to customer positions and trading information in the SB Channel. During the parties' applicable Relief Periods, customer trades in the MS Channel will be cleared through and custodied at MS, and customer trades in the SB Channel will be cleared through and custodied at CGMI. As a result, Morgan Stanley and Citigroup believe that it is unlikely that registered representatives and customers in the two separate Channels will have any practical ability to coordinate trading of securities.

In addition to the information barriers described above, for a variety of legal and compliance reasons, Citigroup will implement information barriers between it and MSSB on Legal Day One designed to permit the positions and activities of MSSB and Citigroup not to be attributed to one another for the purposes of Sections 13 and 16 and Rule 14e-5 in accordance with the Disaggregation Guidance. However, even though Citigroup will have these information barriers in place on Legal Day One, because Citigroup will not have completed its IT integration efforts, it will not be in a position to file beneficial ownership and similar reports on Legal Day One that disaggregate MSSB.

IV. Temporary Proposal for Legal Day One for Monitoring and Reporting Holdings in SEC-Registered Securities Under Sections 13 and 16 and on Form SH and Intentions for Such Monitoring and Reporting For the Post-Relief Periods

A. *Proposal for Temporary Relief*

During the applicable Relief Period, the Morgan Stanley Parties and the Citigroup Parties, as applicable, will continue their respective current position monitoring and reporting (including of "beneficial ownership" and of securities over which they have investment discretion) policies, procedures and practices. Each of the Morgan Stanley Parties and the Citigroup Parties will aggregate the securities managed and/or beneficially owned by the portion of MSSB that was contributed by such party. That is, the Morgan Stanley Parties will include in their monitoring and reporting the MS Channel and the Citigroup Parties will include in their monitoring and reporting the SB Channel. The MS Channel is currently monitored and reported on an aggregated basis with MS and the SB Channel is currently monitored and reported on an aggregated basis with Citigroup. There are dedicated groups for each parent charged with monitoring and reporting its positions and these groups will continue to do such monitoring and reporting for each parent's respective Channel during such party's applicable Relief Period. During the parties' applicable Relief Periods, MSSB will not report separately any securities beneficially owned by it.

In the event that either the Morgan Stanley Parties or the Citigroup Parties are required to file any reports during their applicable Relief Period on Schedule 13D or Schedule 13G, or under Section 16, the relevant Parties will add footnote disclosure disclosing their relationship with MSSB. In addition, during their applicable Relief Periods, once either the Morgan Stanley Parties or the Citigroup Parties determine that a reportable threshold has been exceeded by such parties and their respective Channel, such parties will include in such footnote disclosure the portion of the holdings that is attributable to MSSB.[7] By way of example, if the Citigroup Parties were to file a

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[7] We note that while this information can be determined manually by each party with respect to an individual security for which a reporting threshold has been exceeded and a filing is being made, neither party currently has the ability to monitor, on an ongoing and

(Footnote Continued on Next Page.)

Schedule 13G to report the beneficial ownership of a security which, on an aggregated basis with the SB Channel exceeds a reportable threshold, they would include footnote disclosure indicating that Citigroup owns 49% of MSSB and that the portion of the security beneficially owned by MSSB is [X]% of the issuer's outstanding securities.

With respect to Forms 13F and SH[8], the parties similarly propose that each of the Morgan Stanley Parties and the Citigroup Parties will continue their respective reporting with respect to securities over which they have investment discretion or in which they have a reportable short position or have engaged in a reportable short sale, and accordingly, will aggregate with and include in their reports the securities and transactions in their respective Channel. The parties will include legends in such reports consistent with those described in Part I.B. above.

B. *Relief Periods*

Given their different IT systems and respective levels of ownership in MSSB, Morgan Stanley and Citigroup have different timetables for resolving their respective IT challenges in order to be in a position to aggregate with MSSB, and eventually disaggregate MSSB in accordance with the Disaggregation Guidance. Morgan Stanley may be able to completely aggregate its position monitoring and reporting system with MSSB on Legal Day One, but in any event expects to be able to do so no later than September 30, 2009, and will disaggregate MSSB in accordance with the Disaggregation Guidance at some point to be determined after that date. Citigroup expects to be able to completely aggregate and disaggregate (in accordance with the Disaggregation Guidance) its position monitoring and reporting system from MSSB by September 30, 2009.[9]

(Footnote continued from Previous Page.)

daily basis, the securities held by the portion of MSSB contributed by the other party in order to determine whether a reporting threshold has been reached on an aggregated basis. See *IT Challenges*, in Part V below.

[8] The parties recognize that Form SH was adopted pursuant to a temporary rule set to expire on August 1, 2009 and expect to follow a similar approach with respect to any successor rule and/or form.

[9] With respect to this anticipated timing, Morgan Stanley is currently receiving a daily test feed from Citigroup which reports positions in securities within the SB Channel. Morgan Stanley is in the process of adapting its IT systems to read this feed and to aggregate the

(Footnote Continued on Next Page.)

Accordingly, the parties request that the Staff grant temporary relief to allow each of the Morgan Stanley Parties, the Citigroup Parties and MSSB to report positions on the basis described above in *Proposal for Temporary Relief* during the applicable Relief Period. Either Morgan Stanley or Citigroup may be in a position to begin reporting on a basis which no longer requires relief earlier than the other party; in this case, the party that is able to begin reporting without relief earlier will inform the Staff in writing accordingly. Similarly, when either party begins disaggregating MSSB in accordance with the Disaggregation Guidance, which may be before or after the other party, it will inform the Staff in writing accordingly.

C. *Intentions for the Post-Relief Periods*

Following the integration of the MSSB data into the Morgan Stanley and Citigroup IT systems, the parties will have the ability to comply with Sections 13 and 16 and Rule 10a-3T and to monitor and report their respective ownership positions independently. The parties expect this will occur no later than September 30, 2009. Each party would report as described in Part I.C. above under *Following the Relief Periods*.

As of September 30, 2009, Citigroup expects to disaggregate MSSB in accordance with the Disaggregation Guidance for purposes of monitoring and reporting interests. At a future date to be determined, Morgan Stanley expects to disaggregate MSSB in accordance with the Disaggregation Guidance for purposes of monitoring and reporting interests. These structures will ensure that MSSB is operating as a separate entity from an investment perspective, and is making independent investment, voting, disposition and other ownership decisions. At the time these information barriers, policies and procedures are fully implemented, the IT capability will exist such that accurate and timely monitoring and reporting may be done for MSSB's own positions.

V. Rationale for Requested Relief

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position information with its own position information and that of the MS Channel. Citigroup is similarly receiving a test feed from Morgan Stanley which will enable it to report positions in securities within the MS Channel. The implementation of these feeds is in progress and will be completed by the end of the parties' applicable Relief Periods, at which time the positions within the two Channels of MSSB will also be able to be combined from an IT perspective.

We believe the following arguments support the request for relief:

A. *Business Focused on Agency Rather Than Principal Trading*

Because Citigroup is not contributing a principal trading business to MSSB and Morgan Stanley is contributing just a small principal trading business, the primary business of MSSB will be retail brokerage and private wealth management and the majority of positions are in customer accounts, the majority of which are non-discretionary. Although MSSB will engage in a limited amount of principal trading expected to be for the purpose of facilitating customers, such trading is expected to represent a relatively small portion of its overall activities. As a result, Morgan Stanley and Citigroup expect that, on its own, MSSB will rarely, if ever, reach reportable thresholds of securities ownership at the early stages of the business.

If the requested relief is granted, each of Morgan Stanley and Citigroup will continue to aggregate and include securities managed and/or beneficially owned by its respective Channel with securities it manages and/or beneficially owns. Accordingly, even though the proposed structure may, in part, be inconsistent with the strict requirements of Section 13 and Section 16, the proposal satisfies the regulatory rationale behind these requirements. The proposal will temporarily fulfill the regulatory objectives for accurate information in the marketplace to the extent applicable thresholds may be exceeded.

B. *Furthers Public Policy Objectives*

Absent the requested relief, it is possible that the transaction will not be able to close until the IT systems are developed to permit aggregation (and, as applicable, disaggregation) of information required to be disclosed. However, the importance of the swift and successful completion of the joint venture in the current market environment cannot be underestimated. We believe that the monitoring and reporting challenges faced by the proposed joint venture are unique, and possibly unprecedented. We also believe that, given the reasonable alternative reporting proposal contained in this letter, the balance of public interest weighs in favor of granting the limited and temporary requested relief, without which the closing of the transaction would have to be delayed.

First, the current financial crisis creates a special need for urgency to close the joint venture transaction.[10] The transaction will provide certainty at a time when investor confusion is rife and confidence is low. Customers of the two firms would be provided assurance of the future structure of their securities firm when many are struggling with fundamental questions of whom they can trust with their finances and turn to for advice.

Second, the joint venture structure proposed by Citigroup and Morgan Stanley is unusual. Most transactions involving changes of ownership of a broker dealer are simple acquisitions, not requiring the merger of two retail operations with ongoing arrangements with two legacy firms. These ongoing arrangements with the legacy firms create special complications in complying with Sections 13 and 16 and Rule 10a-3T (and others for which we are seeking separate relief). Moreover, the sharing of legacy firm ownership data that is required to perform this aggregation raises significant ongoing business concerns for the legacy firms' businesses that are not contributed to MSSB, particularly for Citigroup which does not have management control over MSSB. Not only do these unique monitoring and reporting challenges not arise in most transactions, as discussed further in the next paragraph, they also are more challenging in this transaction than the issues more commonly raised.

Third, the scale of the joint venture is unusually large, touching more than 10 million customer accounts and creating technological challenges of immense scope. For MSSB, Morgan Stanley and Citigroup to respond to the resulting disclosure challenges, they must make extensive changes to multiple systems covering a range of monitoring and business uses. Given their scale, temporary manual fixes to address these problems are not practicable and would not result in accurate information being consistently provided in a timely manner to the public. The scope of these systems changes is perhaps unprecedented for a combination of retail operations.

Fourth, despite the significant challenges posed by the scope of these systems changes, MSSB, Morgan Stanley and Citigroup are committed to implementing the changes in a timely and comprehensive manner. Therefore, the requested relief is to last only for the relatively short interim period until such implementation is complete, so that customers and the market may receive the benefit of certainty provided by closing the

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[10] See *SEC No-Action Letter - Her Majesty's Government - Exchange Act Section 13(d) Reporting, dated December 10, 2008*, which was granted, in part, based on the United Kingdom's government's response to the international financial crisis.

transaction as soon as possible. The requested relief will allow the parties to close the transaction more quickly and is appropriate and in the public interest given the current financial market turmoil.

In view of the unusual structure of the joint venture transaction, the scale of the joint venture, the massive resulting systems changes, the urgent need to provide certainty to customers and the turmoil in the financial markets, we believe that it should be possible for the Staff to provide relief in this situation without creating a precedent that may be used by others where the exigent circumstances present here do not exist. Moreover, we believe that the provision of relief in this circumstance will benefit investors and the public and will not be contrary to the Commission's investor protection mandate.

C. *Coordination of Global Regulatory Regimes*

Each of Morgan Stanley and Citigroup is subject to disclosure of interest regimes globally, with each having its own requirements and standards for global monitoring and reporting. Accordingly, monitoring and reporting on a global level will require an IT system that will work effectively on a global basis, and implementing this system will take time.

D. *IT Challenges*

From a practical standpoint, it may be difficult for Morgan Stanley and Citigroup to resolve the IT integration challenges prior to or immediately after closing the transaction such that they and MSSB may effectively monitor and report in any way on Legal Day One other than what is proposed. As noted above, there will be significant work involved in integrating the MSSB data into two companies' IT systems and in the meantime, there will be substantial product data and system dissonance. That said, the two firms are making diligent efforts and have project teams in place to achieve sufficient IT integration as soon as practicable to be able to comply with disclosure regulations and maintain the confidentiality of sensitive ownership data without needing to implement onerous manual solutions. To date, each of MS and Citigroup have exchanged data feeds of their reporting positions that will be contributed to MSSB on Legal Day One and the parties are working with these feeds as described in Note 9 above. However, the parties expect the integration issues for the IT systems that are relevant to position reporting to be resolved gradually over a few months, with a goal of complete integration by September 30, 2009. Each of the two firms has a project plan with clearly defined IT milestones and goals, and which sets out the steps that have been taken and the steps that remain to be taken toward complete integration.

To the extent that the IT systems are not integrated as necessary to facilitate compliance by Legal Day One, manual workarounds would be the only possible reporting solution absent relief. However, the unprecedented scale of MSSB's brokerage operations makes such manual workarounds impractical, and any form of manual workaround in two very large organizations raises significant concerns regarding the reliability of data and the resulting conclusions and reporting. In addition, preparing and implementing these manual workarounds would require significant IT work and would ultimately distract and delay the firms' respective IT groups, as well as their compliance personnel, from their primary goal of IT integration and strict compliance with the rules in the near term.

The following are some of the IT issues that must be resolved before the successful integration of the MSSB data into the Morgan Stanley and Citigroup IT systems for monitoring and disclosures purposes:

- Securities data identification issues: For many securities there is no common international security identifier. This is particularly the case for structured products and derivatives, where the linkage between the derivative and an underlying listed security may need to be manually established to ensure that a firm's aggregate position data is accurate. Morgan Stanley and Citigroup use different methods of identifying these securities in their respective databases. As a result, there will be discrepancies if the position data is integrated prematurely. To resolve this issue, a translation table must be created to eliminate the discrepancies before the Contributed Businesses' position data may be combined. The process of creating such a table and mapping the relevant data from Citigroup's systems to Morgan Stanley's (and vice versa) will be time-consuming and difficult.

- Data Model Differences: Morgan Stanley and Citigroup use different data models and ultimately capture their position data differently. Morgan Stanley and Citigroup are working together to find a common data model in order to process the positions together. Each IT system collects different information about customer accounts and, even where they collect the same information, they may do so differently, complicating efforts to determine which data should be included in reports and how it should be calculated, particularly for purposes of populating Schedules 13D/G, Form 13F and Form SH.

- Logistics for Transferring the Data: Due to the sensitivity of the data, Morgan Stanley and Citigroup must agree on a secure way to transfer and warehouse cross-firm information to ensure that confidential information is not disclosed. Although Morgan Stanley and Citigroup have different tools available to do this, they must agree upon standards to be implemented on both sides in order to begin automated transmissions in a secure manner. This effort can take time if one of the parties needs to acquire and install new tools in order to support these requirements.

As noted above, the parties expect these various IT integration issues to be resolved gradually over a few months, with a goal of complete integration by September 30, 2009.

E. *Temporary Solution*

Finally, and most notably, the proposal for Legal Day One is only a ***temporary solution*** proposed in the interest of providing market transparency under difficult circumstances. It is not permanent and is merely meant to bridge the reporting gap until the integration issues for the IT systems that are relevant to position reporting are resolved. With respect to the Morgan Stanley Parties, this may be by Legal Day One, but could extend until September 30, 2009, and with respect to the Citigroup Parties and MSSB, this is expected to be by September 30, 2009. Each of the Morgan Stanley Parties, the Citigroup Parties and MSSB will monitor and report in compliance with the rules as written as soon as such party has the independent capability to do so or shortly thereafter. As noted above, either Morgan Stanley or Citigroup may be in a position to begin reporting on a basis which does not require relief earlier than the other and earlier than MSSB; in this case, the party that is able to begin reporting without relief earlier will inform the Staff in writing accordingly. In addition, when MSSB begins reporting on a separate basis, it will also inform the Staff in writing accordingly.

VI. Conclusion

In conclusion, MSSB, the Morgan Stanley Parties and the Citigroup Parties request that the Staff of the Division of Corporation Finance and the Division of Investment Management confirm that they would not recommend to the Commission that it take enforcement action against MSSB, the Morgan Stanley Parties or the Citigroup Parties under Section 13 and Section 16 and Rule 10a-3T if they temporarily report positions on the basis described above.

VII. Confidential Treatment Request:

As of the date of this letter, the parties have not publicly disclosed certain information contained herein, including their expectations regarding the closing date of the transaction. Public availability of this information could have adverse consequences for the parties. For example, an unexpected delay in the closing could be interpreted by market participants as an indication that there are material difficulties with the joint venture when none in fact exist. Accordingly, a notice of this letter is also being sent to the Office of Freedom of Information and Privacy Act Operations of the Commission, and we respectfully request that the Commission accord confidential treatment to this request and any written response from the Staff thereto pursuant to 17 C.F.R. § 200.81

until the earlier of (i) the Closing Date and (ii) the date that is 120 days from the date of the Staff's response to this letter.

Please contact Laurie Cerveny of Bingham McCutchen LLP at (617) 951-8527, Mischa Travers of Davis Polk & Wardwell at (650) 752-2014 or the undersigned at the above phone number to discuss any questions or comments to this letter.

Sincerely yours,

John R. Utzschneider

cc: Michelle Oroschakoff (Morgan Stanley)
Anne Cooney (Morgan Stanley)
Rose-Anne Richter (Morgan Stanley)
Dennine Bullard (Morgan Stanley)
Joyce Kramer (Morgan Stanley)
Michelle Wilke (Morgan Stanley)
Neal Sullivan (Bingham McCutchen LLP)
Amy Kroll (Bingham McCutchen LLP)
Hardy Callcott (Bingham McCutchen LLP)
Laurie Cerveny (Bingham McCutchen LLP)
Karyn Polak (Citigroup Inc.)
Ali Karshan (Citigroup Inc.)
Lanny Schwartz (Davis Polk & Wardwell)
Mischa Travers (Davis Polk & Wardwell)